Filed Pursuant to Rule 433
Dated August 30, 2006
Registration Statement No. 333-132201


Toyota Motor Credit Corporation
100% Protected Minimum Return Bear USDX(R) Note
Due September 8, 2008 (the "Notes")


Note Terms

Issuer: Toyota Motor Credit Corporation (TMCC)

Underwriter: Merrill Lynch & Co.

General Terms: The Notes will be 100% principal protected at Maturity.
The redemption value at maturity will be 100% of the depreciation of the US Dollar Index (USDX(R)) below the Starting Value from the Issue Date to the Valuation Date. In addition, if the value of the US Dollar Index (USDX(R)) is at or above the Starting Value on 1st Observation Date, the note will pay a coupon of 2.5%. Similarly, if the US Dollar Index (USDX(R)) is at or above the Starting Value on 2nd Observation Date, the note will pay a coupon of 2.5%.

Listing: Not Listed

Pricing Date: August 30, 2006

Issue Date: September 8, 2006

Maturity Date: September 8, 2008

Valuation Date: August 27, 2008  (7 Business Days prior to Maturity Date)

1st Observation Date: September 10, 2007 (Issue Date + 367 days at 10 a.m.
EST)

2nd Observation Date: August 27, 2008 (7 Business Days prior to Maturity Date, 10 a.m. EST)

Contingent Interest: If the Index on each Observation Date is greater than or equal to the Starting Value, investors will receive 2.5% annualized interest. Interest on the Notes will be computed on a 30/360 basis.

Interest Payment Dates:	If the condition on the Contingent Interest is met,
investors will receive interest payment on the seventh Business Day immediately after the relevant Observation Date.

Notional Amount: $40,000,000

Participation Rate: 100%

Index: The U.S. Dollar Index (USDX(R)) provides an indication of the value of theU.S.Dollar against a basket of 6 major world currencies calculated using the USDX(R) methodology and using observations of the component currency FX rates versus the USD, taken from Bloomberg page FXC. In the event that the aforementioned page is unavailable or cancelled, the method of observation shall be determined by the Calculation Agent in its sole discretion.

The following are weightings for the US Dollar Index(R):

Currency		Iso Code		Weighting
Canadian Dollar		CAD			9.1%
Swiss Franc		CHF			3.6%
Euro 			EUR			57.6%
British Pound		GBP			11.9%
Japanese Yen		JPY			13.6%
Swedish Krona		SEK			4.2%

U.S. Dollar Index and USDX are trademarks and service marks of the New York Board of Trade(R), used under license.

Neither the publication of the USDX nor the licensing of the USDX trademarks by NYBOT or its affiliates for use in connection with securities or other financial products derived from such Index in any way suggests or implies a representation or opinion by NYBOT or any such affiliates as to the attractiveness of investment in any securities or other financial products based upon or derived from such Index. NYBOT is not the issuer of any such securities or other financial products and makes no express or implied warranties of merchantability or fitness for any particular purpose with respect to such index or any data included or reflected therein, nor as to results to be obtained by any person or any entity from the use of the Index or any data included or reflected therein.

Starting Value: 84.94; the value of the Index on the Pricing Date

Ending Value: The value of the Index on the Valuation Date

Issue Price: $10 principal amount per Note

Redemption at Maturity:	If the Ending Value is less than the Starting Value,
investors will receive (per $10 principal amount of Notes) the Issue Price plus a supplemental return equal to:

$10 * Participation Rate * (Starting Value - Ending Value)/Starting Value)

In no event will investors receive less than $10 principal amount per Note

Business Day for Payments: Means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.

Index Business Day: A day on which the New York Stock Exchange (the "NYSE"), the American Stock Exchange (the "AMEX") and The Nasdaq Stock Market
(the "Nasdaq") are open for trading and the Index or any successor index is calculated and published as of approximately 10am New York City time.

Calculation Agent: Merrill Lynch Capital Services, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-500-5408.